Exhibit 99.1
CP SHIPS CEO RAY MILES AND CFO IAN WEBBER TO STEP DOWN
AS EXECUTIVE MANAGEMENT IS RESTRUCTURED
GATWICK, UK (29th December 2005) — Following the completion of the acquisition by TUI AG of CP Ships and its de-listing on 20th December from the Toronto and New York stock exchanges, CEO Ray Miles will step down from his position on 31st December 2005. CFO Ian Webber will leave CP Ships at the end of January 2006.
“Throughout his career Ray has had a tremendous influence on our industry. He transformed an underperforming single-route two-vessel shipping line into a consistently profitable top-20 international carrier. And, as the first Chairman of the World Shipping Council, he oversaw the development of the container shipping industry’s highly successful cooperative relationship with the US government on maritime security. Ray has, in fact, helped steer the course of liner shipping,” said Michael Behrendt, Chairman of CP Ships and Hapag-Lloyd.
“Ray and Ian together have also done an outstanding job of raising the profile of our industry within the investment community, demonstrating clearly how a profitable well-run liner shipping business can generate substantial shareholder returns,” Mr Behrendt added. “I thank them both for their contributions to our industry. We look forward to building on their successes.”
Ray Miles started his shipping career in 1972 with Ocean Transport & Trading. He subsequently served as Executive Vice President of Barber Blue Sea and Managing Director of Global Equipment Management which promoted the grey-box concept of container fleet management. He joined CP Ships as CEO in 1988 when it was only Canada Maritime.
In addition to acquiring full ownership of Canada Maritime in 1993, CP Ships also acquired eight other shipping lines on Mr Miles’ watch: ANZDL, Cast, CCAL, Contship Containerline, Italia Line, Ivaran Lines, Lykes Lines and TMM Lines. The company’s annual sales grew from about $100 million in 1988 to $3.6 billion in 2004.
Mr Miles has served until recently as Chairman of the World Shipping Council and of the Box Club, was a Director of West of England P&I Club and is a Trustee of the National Maritime Museums in Greenwich and Cornwall.

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Ian Webber, a Chartered Accountant, joined CP Ships as CFO in 1996 after 17 years with PricewaterhouseCoopers, the last five as an audit partner. Over the past nine years, he managed often-complex key transactions including acquisitions, financings, the spin-off from Canadian Pacific Limited and the subsequent equity capital raise and two public bond offerings, all three of which were oversubscribed. He has been significantly involved with all aspects of the company’s publicly traded status, including investor relations, public financial reporting and its eventual sale.
Both Mr Miles and Mr Webber served as Directors of CP Ships during the four years it was listed on the Toronto and New York stock exchanges.
The restructured CP Ships executive management team will be announced the first week in January 2006.
With its acquisition of CP Ships, Hapag-Lloyd has become one of the Top 5 in liner shipping. Its parent company is TUI AG, based in Hanover, Germany.
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CONTACT
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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